EXHIBIT 99.1

Criticare Systems, Inc.
20925 Crossroads Circle
Waukesha, WI 53186-4054

Mailing Address:
P.O. Box 26556
Milwaukee, WI 53226

Tel:  262.798.8282
Fax: 262.798.8290
 NEWS RELEASE

FOR IMMEDIATE RELEASE

Contact: Emil Soika, President and CEO-Criticare (262) 798-8282

Criticare Systems, Inc. Reports Strong Revenue Growth for First Quarter of Fiscal 2007

MILWAUKEE--(BUSINESS WIRE)—October 19, 2006--CRITICARE SYSTEMS, INC. (AMEX:CMD - News). Criticare Systems Inc. today announced its unaudited first quarter revenue for fiscal 2007.

The company recorded revenue of approximately $8.1 million compared to $7.6 million for the comparable period in fiscal 2006. Revenue for the fourth quarter of fiscal 2006 was $7.1 million. Sales were particularly strong in Criticare’s domestic initiatives as well as efforts in Latin America. A major success was seen with the company’s new Acute Care monitoring line and the nGenuity, which was introduced this past May. This product line offers many innovative features, at a very attractive acquisition cost, raising the bar for an economic solution.

Thanks in part to the introductory relationship with Kodak Dental, Criticare experienced record sales during the annual Oral and Maxillofacial Surgery convention, held on October 5, 6 and 7 at the San Diego convention center. Traditionally, this has been Criticares most productive convention, both in terms of orders taken during the convention and in later residual sales.

“Strong revenue growth in our first quarter of fiscal 2007, on the heels of our double digit revenue growth for fiscal 2006, validates the continued successful implementation of our business strategy,” said Emil Soika, the company’s President and Chief Executive Officer.

CSI (www.csiusa.com) designs, manufactures, and markets cost-effective patient monitoring systems and noninvasive sensors for a wide range of hospitals and alternate health care environments throughout the world.

This press release contains forward-looking statements. Such statements refer to the Company's beliefs and expectations. Forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those described. Such uncertainties include, but are not limited to, the timely completion of new products, regulatory approvals for new products, the risk of new and better technologies, risks relating to international markets, as well as general conditions and competition in the company's markets. Other risks are set forth in CSI’s reports and documents filed from time to time with the Securities and Exchange Commission.

The Company filed a definitive consent revocation statement with the SEC on October 11, 2006, in connection with the consent solicitation begun by BlueLine Partners L.L.C. and its affiliates. INVESTORS ARE URGED TO READ THE DEFINITIVE CONSENT REVOCATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS THAT THE COMPANY WILL FILE WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Security holders will be able to obtain a free copy of the definitive consent revocation statement and other related documents filed by the Company at the SEC’s website at www.sec.gov. The Company’s definitive consent revocation statement and other related documents may also be obtained from the Company free of charge by contacting Joel Knudson, Criticare Systems, Inc., 20925 Crossroads Circle, Suite 100, Waukesha, WI 53186, Tel. (262) 798-5335.

Information regarding the identity of the persons who under SEC rules may be deemed to be participants in the solicitation by the Company’s of its stockholders in connection with this consent solicitation, and the participants’ interests in the solicitation, are set forth in the Company’s definitive consent revocation statement.

If you have any questions or need any information concerning this solicitation and our consent revocation, please contact: The Altman Group, toll free at (800) 283-3192.